EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-129210 on Form S-3 and Registration Statement Nos. 333-49007 and 333-49009 on Form S-8 of our report dated March 7, 2007, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), "Share Based Payment", as discussed in Note 2 and the restatement of the consolidated statements of cash flows for 2005 and 2004 as discussed in Note 12 ) relating to the consolidated financial statements of Shoe Pavilion, Inc., appearing in this Annual Report on Form 10-K of Shoe Pavilion, Inc. for the year ended December 30, 2006 and to the reference to us under the heading "Experts" in the Prospectus.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 7, 2007